Paul, Hastings, Janofsky & Walker LLP
55 Second Street, Twenty-Fourth Floor
San Francisco, CA  94105-3441
telephone (415) 856-7000
facsimile (415) 856-7100
www.paulhastings.com

December 29, 2010

VIA EDGAR CORRESPONDENCE

Mr. Larry L. Greene
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	PayPal Funds – Comment Responses to Preliminary Proxy Materials
(File No. 811-09381)

Dear Mr. Greene:

On behalf of the PayPal Funds (the “Registrant”), we hereby respond to the oral comments provided by Mr. Greene of the Commission’s staff on August 4, 2010 with respect to the Registrant’s preliminary proxy soliciting materials filed on July 30, 2010 (the “Proxy Statement”).

Those comments are repeated below and organized in the same fashion as presented by Mr. Greene.

1.
Comment:  Under Proposal Two with respect to the amended and restated investment advisory agreement for purposes of unbundling the investment advisory fee, please provide a pro forma table of before and after advisory fees as specified in Item 22(c)(9) of Schedule 14A.

Response:  Comment accepted.  The Registrant has added a table with pro forma figures as requested.

2.	Comment: Please describe any changed responsibilities of the Adviser under the amended and restated investment advisory agreement.

Response:  Comment accepted.  The disclosure has been revised to include information about the transfer agency related responsibilities that are proposed to be included in a separate transfer agency agreement instead of the advisory agreement, and that the Adviser’s other responsibilities remain largely unchanged.

3.
Comment: When discussing the trustees’ consideration of the proposed agreement, please clarify the expense waivers and limitations, especially the extent to which any portion of the expected limitation is not subject to a contractual obligation and whether the expenses of the master portfolio are included in any limit specified.

Response:  Comment accepted.  The discussion of the fee and expense limitations was revised and clarified.

Securities and Exchange Commission
December 29, 2010

4.	Comment: Please disclose what the fees and expenses would have been without the expense limitation.

Response:  Comment accepted.  Disclosure was added to reflect the total gross and net fee and expense ratios of the Fund and the related master portfolio into which the Fund invests its assets.

5.	Comment: Please repeat the record date under the record date heading on page 2.

Response:  Comment accepted.  The record date has been repeated as requested.

6.	Comment: Please explain the meaning of “plurality of votes” under the required vote section on page 2.

Response:  Comment accepted.  Disclosure was added to explain the meaning of that term.

7.	Comment: Please explain how broker non-votes and abstentions are handled for purposes of determining whether the meeting may be adjourned.

Response:  Comment accepted.  Disclosure has been added as requested.

8.	Comment: Please give ages of the trustees rather than their years of birth.

Response:  Comment accepted.  Disclosure has been revised accordingly.

9.	Comment: Please delete the last sentence of the first paragraph under the information about each trustee’s qualifications that disclaims any special expertise of the trustees.

Response:  Comment accepted.  Disclosure has been removed as requested.

10.
Comment:  Please disclose why the board of trustees believes the various named trustees are currently qualified to serve as trustees rather than just with respect to having been qualified to serve in the past.

Response:  Comment accepted.  Disclosure was clarified to also refer to current qualifications.

11.	Comment: Please consider disclosing any relevant experience or qualifications of the trustees that may be more than five years ago to the extent relevant.

Response:  Comment accepted.  Past experience older than five years was considered, some of which is noted in the biographical table for each trustee, and the current discussion of qualifications remains accurate for each trustee or nominee, even with respect to that older experience.

12.	Comment: Please disclose the diversity factors considered by the trustees in considering qualifications.

Response:  Comment accepted.  Disclosure was added to address that factor.

13.	Comment: Please indicate in each place where trustees or nominees are listed or named whether the individual is interested or disinterested.

Securities and Exchange Commission
December 29, 2010

Response:  Comment accepted.  Disclosure has been added where missing as requested.

14.
Comment:  Please remove the reference under “Legal Requirements under the 1940 Act” to the Current Agreement and the New Agreement as being on substantially the same terms without also clarifying that the phrase refers only to the terms other than fees and expenses.

Response:  Comment accepted.  That reference was removed as requested.

15.	Comment: Please be more specific when referring to the positive relationship with the Adviser under “Past Experience with the Adviser.”

Response:  Comment accepted.  More specific disclosure has been added as requested.

16.
Comment:  Please disclose the types of expenses covered by the expense limit in the discussion under “Terms of the New Agreement and Other Agreements.” Please also disclose the term of that agreement rather than merely referring to its continuation for another year.

Response:  Comment accepted.  Disclosure has been added to explain the types of expenses subject to limitation under the Operating Expenses Agreement.  The ending date of the expenses agreement was also specified.

17.	Comment: Please disclose the comparative fees in the manner required by Item 22(c)(9). Please also clarify the application of the fee waiver to the amount specified in that disclosure.

Response:  Comment accepted.  A table was added to provide the information specified by that item, as well as information about the effect of the fee waiver on the specified contractual amount.

18.	Comment: Please revise the voting boxes on the proxy card to specify “withhold authority.”

Response:  Comment accepted.  The form of proxy card has been revised accordingly.

* * * * * * * * * * * * * * * * * * * * * * *

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 29, 2010

We believe that we have addressed fully Mr. Greene’s comments regarding the Proxy Statement.  We are grateful to your continuing assistance with the review of this Proxy Statement.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

 cc:  President, PayPal Funds